

March 14, 2022

Mark Denien
Chief Financial Officer
Duke Realty Corporation
Duke Realty Limited Partnership
8711 River Crossing Boulevard
Indianapolis, Indiana 46240

Re: Duke Realty Corporation
Duke Realty Limited Partnership
Form 10-K for the year ended December 31, 2021
Filed on February 18, 2022
File Nos. 001-09044 and 001-20625

Dear Mr. Denien:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2021

Dispositions, page 81

1. We note your disclosure that in July 2021, you entered into a 20%-owned unconsolidated joint venture with plans to contribute three tranches of properties for a total of nine properties. It appears that two of the three tranches were contributed on July 27, 2021 and September 21, 2021 for $115.7 million and $172.9 million in net cash proceeds respectively and that the joint venture financed the acquisition of these properties with a combination of third party first mortgage loans and equity contributions from your partner. In order to better understand the Company's accounting, please tell us how the Company measured its equity interest in this unconsolidated joint venture when considering these contributions. In that regard, please tell us how the Company considered the guidance in ASC 610-20 and whether any of these contributions resulted in a gain or

loss upon such contribution.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or in his absence, Shannon Menjivar at 202-551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction